UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ___________

Commission file number 1-13647

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
5330 East 31st Street
Tulsa, Oklahoma 74135

REQUIRED INFORMATION

The following financial statements for the Dollar Thrifty Automotive Group, Inc. Retirement Savings Plan (the “Plan”) are included herein:

1.     An audited statement of net assets available for benefits as of the end of each of the fiscal years ended December 31, 2005 and 2004.

2.     An audited statement of changes in net assets available for benefits for the fiscal year ended December 31, 2005.

DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.

RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM—TULLIUS TAYLOR SARTAIN & SARTAIN LLP	4
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM—DELOITTE & TOUCHE LLP	5
FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005 AND 2004 AND FOR THE & YEAR ENDED DECEMBER 31, 2005:
Statements of Net Assets Available for Benefits	6
Statement of Changes in Net Assets Available for Benefits	7
Notes to Financial Statements	8 - 11

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2005:
Schedule H Line 4i - Schedule of Assets (Held at End of Year)	12
SIGNATURES	13
INDEX TO EXHIBITS	14

NOTE:

The accompanying financial statements have been prepared for the purpose of filing with the United States Department of Labor’s Form 5500. Supplemental schedules required by 29 CFR 2520.103-10 of the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, other than the schedule listed above, are omitted because of absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Dollar Thrifty Automotive Group, Inc.

Retirement Savings Plan

We have audited the accompanying statement of net assets available for benefits of Dollar Thrifty Automotive Group, Inc. Retirement Savings Plan (the Plan) as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ TULLIUS TAYLOR SARTAIN & SARTAIN LLP

Tulsa, Oklahoma

June 9, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Dollar Thrifty Automotive Group, Inc.

Retirement Savings Plan

Tulsa, Oklahoma

We have audited the accompanying statement of net assets available for benefits of the Dollar Thrifty Automotive Group, Inc. Retirement Savings Plan (the “Plan”) as of December 31, 2004. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Tulsa, Oklahoma

June 28, 2005

DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005 AND 2004

	2005	2004

ASSETS

INVESTMENTS, at fair value	$89,505,876	$74,110,729

RECEIVABLES:
Contributions receivable - employers	157,035	143,773
Contributions receivable - participants	241,168	201,492
Accrued investment income	44,618	129,948
Due from brokers for securities sold	98,481	5,461

Total receivables	541,302	480,674

TOTAL ASSETS	90,047,178	74,591,403

LIABILITIES:
Due to brokers for securities purchased	88,471	3,659

NET ASSETS AVAILABLE FOR BENEFITS	$89,958,707	$74,587,744

See notes to financial statements.

DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2005

2005

ADDITIONS TO NET ASSETS:
Contributions:
Participants	$7,962,479
Employers	5,367,323
Rollovers	706,784

14,036,586
Investment income:
Net appreciation in fair value of investments	5,197,106
Interest and dividends	1,422,097

6,619,203

Total additions	20,655,789

DEDUCTIONS FROM NET ASSETS:
Distributions to participants	5,215,585
Administrative expenses	69,241

Total deductions	5,284,826

NET INCREASE	15,370,963

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	74,587,744

End of year	$89,958,707

See notes to financial statements.

DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.

RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2005 AND 2004, AND FOR THE YEAR ENDED DECEMBER 31, 2005

1.	PLAN DESCRIPTION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Dollar Thrifty Automotive Group, Inc. Retirement Savings Plan (the “Plan”) is a defined contribution plan established for the benefit of eligible employees of Dollar Thrifty Automotive Group, Inc. (“DTG”), DTG Operations, Inc. and subsidiaries, Thrifty, Inc. and subsidiaries, and Dollar Rent A Car, Inc. (collectively, the “Companies” or the “Employers”). All employees of the Companies (except for employees of foreign subsidiaries, nonresident alien employees, and members of any collective bargaining units) who have attained the age of 21 or older are generally eligible to participate in the Plan. A Plan participant can immediately begin to contribute to the Plan; however, a participant does not become eligible to receive the Employers' matching contribution until completion of one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The following description of the Plan is provided for general information purposes only. Participants should refer to the Plan’s Summary Plan Description or the Plan Agreement for a more complete description of the Plan’s provisions. The terms used herein are as defined in the Plan document.

Basis of Presentation - The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Bank of Oklahoma, N.A. (“Bank of Oklahoma” or the “Trustee”) holds and manages the assets of the Plan, maintains participant account records and makes distributions to Plan participants.

Participant Contributions - Participants may make elective contributions, through payroll deductions, from 1% to 100% of their annual compensation, as defined in the Plan document and subject to statutory limits. Participants may direct the investment of all contributions in one or more investment funds.

Employers’ Contributions - For each Plan year, the Employers contribute to the Plan matching contributions determined by the Employers at their discretion. In 2005, the Employers generally matched up to 6% of the employees’ eligible compensation with 50% in cash and 50% in company stock. In January 2006, the Employers began matching the employees’ eligible compensation all in cash up to 6%.

Participant Accounts - Each participant’s account is credited with the participant’s contribution, the Employers’ matching contribution and an allocation of the Plan’s earnings based on units of participation, as defined in the Plan document. The benefit to which a participant is entitled is the vested portion of the amount credited to the participant’s account.

Vesting – Participants are fully vested immediately in their voluntary contributions to their accounts plus actual earnings thereon. Beginning January 1, 2003, as part of the implementation of a “safe harbor contribution,” participants immediately vest in 100% of the Employers’ contributions made after January 1, 2003. The Employers' contributions to participant accounts contributed prior to January 1, 2003, vest at a rate of 20% for each completed year of service. Upon retirement, death or disability, participants become fully vested in their accounts.

Withdrawals, Loans and Benefit Payments - Participants may withdraw amounts from the vested portion of their accounts (excluding earnings) for purposes that qualify as hardships under Section 401(k) of the Internal Revenue Code (the “Code”). Hardship withdrawals may not exceed the actual expense incurred or to be incurred by the participant on account of such hardship.

Participants may request an in-service withdrawal of any or all vested account balances upon reaching 65 years of age, any or all of the Employers' contribution after participating in the Plan for five years or reaching 65 years of age and any or all of a rollover contribution at any time.

Participants may obtain loans for a minimum of $1,000 from their accounts, subject to limitations as defined in the Plan document. Participant loans are evidenced by promissory notes, bear interest and are accounted for as investments by the Plan.

Upon termination of service, a participant is entitled to receive a lump-sum distribution to the participant or elect a direct rollover to an Individual Retirement Account (“IRA”) or another qualified plan for the benefit of the participant equal to the value of the vested portion of the participant’s account. Terminated participants, with vested account balances in excess of $5,000, may also elect to maintain their vested account balances within the Plan (no additional contributions are permitted) until retirement age is reached. If a participant with a balance less than $5,000, but more that $1,000, fails to elect to either take the funds in cash or to roll over the funds to another plan, the balance is rolled over to an IRA for the benefit of the participant. If the balance is less than $1,000, and the participant fails to make an election, the balance is paid in cash to the participant.

Forfeitures - Participants terminating employment prior to full vesting forfeit the nonvested portion of the Employers’ matching contributions. Such forfeitures are applied to reduce subsequent contributions from the Employers or to reduce the Plan’s administrative expenses. At December 31, 2005 and 2004, $35,899 and $66,304, respectively, of investments at fair value in the statements of net assets available for benefits represented unallocated forfeitures. Such amounts are invested in the American Performance Cash Management Fund.

Investment Valuation and Income Recognition - The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Participant notes receivable are stated at amortized loan amounts. Receivable balances determined uncollectible are ultimately charged back to the individual participants as deemed distributions, which historically have not been significant.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investment Options - Based on the various investment fund prospectuses, participants can invest their contributions, Employers’ matching contributions and rollovers in whole percentages among several diversified investment options offered through Bank of Oklahoma. Effective February 1, 2006, the Dollar Thrifty Automotive Group, Inc. Stock Fund is no longer offered as an investment option under the Plan for future contributions or transfers.

Plan Administration Costs - Plan administration costs generally have been borne by the Companies. However, beginning in the fourth quarter of 2005, the Plan began to bear all administration costs. In 2005, the Plan paid $69,241 in administrative expenses, with $22,126 from unallocated forfeitures.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

New Accounting Pronouncement - On December 29, 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) AAG INV-1 and Statement of Position (SOP) 94-4-1, Reporting of Fully Benefit — Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined — Contribution Health and Welfare and Pension Plans (“FSP AAG INV-1” and “SOP 94-4-1”), which revised the definition of fully benefit-responsive in SOP 94-4. The adoption of FSP AAG INV-1 and SOP 94-4-1 is not expected to have a material impact on the Plan’s net assets available for benefits or changes in net assets available for benefits as the Plan currently does not hold these types of investments.

2.	INVESTMENTS

The following table presents the fair value of investments that represent five percent or more of the Plan’s net assets:

		December 31, 2005		December 31, 2004

		Units, Shares		Units, Shares
		or Principal	Fair	or Principal	Fair
		Amount	Value	Amount	Value

	Vanguard Institutional Index Fund	130,703	$14,901,473	125,066	$13,846,057
*	Dollar Thrifty Automotive Group, Inc. Stock Fund	326,885	11,790,742	302,568	9,137,554
	Dodge & Cox Balanced Fund	130,997	10,655,284	110,565	8,773,342
	T. Rowe Price New Horizons Fund	304,373	9,660,791	272,183	7,958,632
	Dreyfus Appreciation Fund	229,592	9,126,295	229,593	8,882,968
	SEI Prime Obligation Cash Fund	8,369,386	8,369,386	7,413,653	7,413,653
	American Funds EuroPacific Growth Fund	139,197	5,719,624	90,445	3,221,652
	Dodge & Cox Stock Fund	38,736	5,315,327	29,467	3,837,210
	SEI Bond Index Fund	447,876	4,680,304	402,896	4,339,185
*	Participant loans	4,634,972	4,634,972	3,840,532	3,840,532

*	Party-in-interest to the Plan

During the year ended December 31, 2005, the Plan’s investments (including investments bought, sold, and held during the year) appreciated in fair value as determined by market quotes as follows:

Year Ended December 31, 2005

Registered investment companies	$3,288,531
DTG common stock	1,908,575

Net appreciation in fair value of investments	$5,197,106

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

3.	TAX STATUS

The Plan obtained its latest determination letter on February 20, 2003, in which the Internal Revenue Service (“IRS”) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. As such, they believe the Plan is qualified and the related trust is tax exempt; therefore, no provision for income taxes has been included in the Plan’s financial statements.

The portion of a participant’s compensation contributed to the Plan as a pre-tax contribution and the Employers’ matching contribution are generally not subject to Federal income tax when such contributions are credited to participant accounts. These amounts and any investment earnings may be included in the participant’s gross taxable income for the year in which such amounts are withdrawn from the Plan.

4.	PLAN TERMINATION

Although they have not expressed any intent to do so, the Employers have the right under the Plan Agreement to discontinue their contributions at any time and terminate the Plan subject to provisions of the Plan and ERISA. In the event of Plan termination, Plan funds would be used solely for the benefit of the participants and their beneficiaries, as prescribed by law.

******

DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
RETIREMENT SAVINGS PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2005

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost (1)	(e) Current Value

*	Bank of Oklahoma, N.A.	American Performance Cash Management Fund, 534,015 units		$534,015
	Dreyfus Corporation	Dreyfus Appreciation Fund, 229,592 units		9,126,295
	SEI Corporation	SEI Prime Obligation Cash Fund, 8,369,386 units		8,369,386
	SEI Corporation	SEI Bond Index Fund, 447,876 units		4,680,304
	Vanguard Group	Vanguard Institutional Index Fund, 130,703 units		14,901,473
	T. Rowe Price Investment Services, Inc.	T. Rowe Price New Horizons Fund, 304,373 units		9,660,791
	American Funds Distributors, Inc.	American Funds EuroPacific Growth Fund, 139,197 units		5,719,624
*	Dollar Thrifty Automotive Group, Inc.	Dollar Thrifty Automotive Group, Inc. Stock Fund, 326,885 shares		11,790,742
	Dodge & Cox	Dodge & Cox Balanced Fund, 130,997 units		10,655,284
	Dodge & Cox	Dodge & Cox Stock Fund, 38,736 units		5,315,327
	AMR Investment Services	American Beacon Small Cap Value Fund, 143,613 units		2,929,699
	TCW Group	TCW Galileo Select Equities I Fund, 58,492 units		1,187,964
*	Participant loans	Various maturity dates through November 2020 with rates ranging from 3.4% to 9.3%	-	4,634,972

Total investments				$89,505,876

*	Issuer is a party-in-interest to the Plan.

(1)  Column (d) cost information is not presented as all investments are participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the 401(k) Administrative Committee, as Plan Administrator of the Dollar Thrifty Automotive Group, Inc. Retirement Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.

RETIREMENT SAVINGS PLAN

By:   401(k) Administrative Committee, as Plan

Administrator

Date: June 27, 2006	By: /s/ MICHAEL H. MCMAHON
Michael H. McMahon
Committee Chairman

INDEX TO EXHIBITS

Exhibit No.	Description

23.28	Consent of Tullius Taylor Sartain & Sartain LLP regarding Registration Statement on Form S-8, Registration No. 333-89189

23.29	Consent of Deloitte & Touche LLP regarding Registration Statement on Form S-8, Registration No. 333-89189